Mail Stop 3561

      							August 18, 2005


Via U.S. Mail and Fax (212-849-5948)

Mr. Carlos Eduardo Malagoni
Chief Financial Officer
Tevecap S.A.
Av.das Nacoes Unidas
7221 - 7 andar
Sao Paulo
SP Brazil
05425-902

	Re:	Tevecap S.A
      Form 20-F for the Year Ended December 31, 2004
		File No. 333-22267
		TVA Sistema de Televisao S.A.
		File No. 333-22267-01
		TVAPAR S.A.
		File No. 333-22267-17

Dear Mr. Malagoni:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Year Ended December 31, 2004

General

1. Explain to us why the guarantor subsidiaries listed on the cover page of the filing are not the same as those as shown in Note 26 on page F-37. Provide us your analysis in identifying your guarantor subsidiaries and in determining the financial information to be provided pursuant to Rule 3-10 of Regulation S-X.

Financial Statements and Notes

Note 2. Summary of Significant Accounting Policies

2.9. Property, plant and equipment, page F-14
2. We note from page 28 that "[t]he Company lease certain distribution facilities from third parties, including space on utility poles, roof rights and land leases for the placement of certain of its hub sights and head ends and space for other portions of its distributions." If material, provide all of the disclosures as required by SFAS 13 in the filing. Also, tell us how you considered SFAS 143 in your accounting.

2.12.Licenses, page F-15

3. We note on page F-12 that TV Show Time and TVA Brasil are not listed as your subsidiaries. Therefore, it is unclear to us your disclosure stating that you signed an agreement of intent to sell the licenses of TV Show Time and TV Brasil to an unrelated party. Advise or revise.

Note 7. Income Taxes, page F-21

4. Tell us in detail of the nature of the deferred tax liability balance related to "Foreign currency exchange rate variation on Senior Notes".

Note 13.Tax recovery program (REFIS) and special installment program
(PAES), page F-27

5. Tell us and disclose the facts and circumstances surrounding your participation in the REFIS and PAES programs in 2000 and 2003 including the years the taxes are related and recorded. In that regard, explain to us in US GAAP your accounting in determining the amounts of contingent taxes owed and provide all of the disclosures as required by SFAS No. 5. Quantify for us any difference between the amounts the taxing authorities claim the company owes and those you have recorded, and explain any material differences. Also, disclose the amount of reasonably possible loss in excess of the amount accrued, as appropriate.
Note 14. Other operating (income) expense, net, page F-28

6. Tell us of the nature of the write-off of assets related to cancellation of subscriptions in the amounts of $2.1 million, $2.7 million and $2.8 million in 2004, 2003 and 2002, respectively. Also tell us why you believe that classification as part of `Other non operating expense` in your statements of operations is appropriate.
Note 20. Accrual for contingencies, page F-31
7. We note your representation that "[i]n the Management`s
opinion,
all lawsuits have been properly accrued and, for those not
accrued,
including lawsuits whose likelihood of success is estimated as possible by the legal counsel, in the approximate amount of $28,843 as of December 31, 2004, management understands that there is no likelihood of loss." Please address the following comments.
a. Advise us and disclose your accounting policy for contingent liabilities. Refer to SFAS 5 and FIN 14.
b. Clarify the meaning of your statement that "the likelihood of success is estimated as possible", as it is unclear to the reader if the loss is probable. Note that the estimated amount of loss should be accrued if it is probable under US GAAP.
c. Disclose all material unaccrued loss contingencies that are reasonably possible as required by SFAS 5, if applicable, and advise us.
8. Refer to Judicial deposits on page F-32. We are unclear about the use of the judicial deposits in the amount of $8.7 million for certain lawsuits as of December 31, 2004. Advise us in detail, and disclose the nature of these lawsuits and the use of the deposits.
Note 25. Segments, page F-35
9. Please provide reportable segments` measures of profit and loss information and reconcile these measures to the consolidated income
(loss) before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles. Refer to paragraph 32b of SFAS 131.


*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Andrew Mew, Senior Staff Accountant, at
(202)
551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at
(202)
551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

								Sincerely,



								Larry Spirgel
								Assistant Director



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Mr. Malagoni
Tevecap S.A.
August 18, 2005
Page 1